Preliminary Terms To prospectus dated December 23, 2008, and prospectus supplement for review notes dated December 23, 2008	Preliminary Terms No. 519 Registration Statement No. 333-156423 Dated September 8, 2010; Rule 433
Structured Investments	Morgan Stanley $ Review Notes Linked to the S&P 500® Index due September 14, 2012

General
•
The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date.  If the notes are not automatically called, investors are protected against a decline of up to 10% in the Index on the final Review Date but will lose some or all of their principal if the Index declines by more than 10% from the Initial Index Level.  There is no minimum payment at maturity on the notes.  Investors in the notes must be willing to accept this risk of loss of principal, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.

•	The first Review Date, and therefore the earliest date on which a call may be initiated, is March 10, 2011.
•	Senior unsecured obligations of Morgan Stanley maturing September 14, 2012†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about September 10, 2010 and are expected to settle on or about September 17, 2010.
Key Terms
Index:	The S&P 500® Index (the “Index”)
Automatic Call:
If the index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	90% of the Initial Index Level on the first Review Date, 100% on the second Review Date, 100% on the third Review Date and 100% on the final Review Date.
Payment if called:
For every $1,000 principal amount note, you will receive one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:
• at least 5.27%* x $1,000 if called on the first Review Date
• at least 10.54%* x $1,000 if called on the second Review Date
• at least 15.81%* x $1,000 if called on the third Review Date
• at least 21.08%* x $1,000 if called on the final Review Date
*The actual call premiums applicable to the first, second, third and final Review Dates will be determined on the pricing date but will not be less than 5.27%, 10.54%, 15.81% and 21.08%, respectively.

Payment at Maturity:
If the notes are not called and a mandatory redemption is not triggered, you will not experience a loss of principal at maturity if, on the final Review Date, the Ending Index Level has declined by 10% or less from the Initial Index Level.  If, on the final Review Date, the Ending Index Level declines by more than 10% from the Initial Index Level, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% of the Initial Index Level and your payment per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
If the notes are not called and the Index Return reflects a decline of the Index by more than 10%, you will lose some or all of your investment at maturity.

Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
If the notes have not been called, the Index Return will be negative.
Initial Index Level:	The index closing level on the pricing date.
Ending Index Level:	The index closing level on the final Review Date.
Review Dates†:	March 10, 2011 (first Review Date), September 19, 2011 (second Review Date), March 12, 2012 (third Review Date) and September 11, 2012 (final Review Date)
Listing:	The notes will not be listed on any securities exchange.
Maturity Date†:	September 14, 2012
CUSIP:	617482NK6
ISIN:	US617482NK66
†
Subject to postponement for non-index business days or in the event of a market disruption event and as described under “Description of Review Notes – Review Notes Linked to a Single Index – Payment Pursuant to Our Automatic Call” or “Description of Review Notes – Review Notes Linked to a Single Index – Payment at Maturity,” as applicable, in the accompanying prospectus supplement for review notes.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page S-10 of the accompanying prospectus supplement for review notes and “Selected Risk Considerations” beginning on page 5 of these preliminary terms.

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for review notes) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for review notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at .www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement for review notes and these preliminary terms if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement for review notes and the accompanying prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$ 1,000	$	$
Total	$	$	$
(1)	Certain fiduciary accounts will pay a purchase price of $ per note, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2)	Please see "Supplemental Plan of Distribution" in these preliminary terms for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
JPMorgan
Placement Agent
September 8, 2010

Additional Terms Specific to the Notes

You should read these preliminary terms together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement for review notes dated December 23, 2008.  These preliminary terms, together with the documents listed below, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for review notes, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at  .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement for Review Notes dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003023/dp12085_424b2-arn.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in these preliminary terms are defined in the prospectus supplement for review notes or in the prospectus.   As used in these preliminary terms, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.”  The table below is based on the following assumptions:
•
a Call Level equal to 990 for the first Review Date and a Call Level equal to the hypothetical initial index level of 1,100 for the second, third and final Review Dates; the call premiums used to calculate the call price applicable to the first, second, third and final Review Dates are 5.27%, 10.54%, 15.81% and 21.08%, respectively, regardless of the appreciation of the Index, which may be significant; the actual call premiums will be determined on the pricing date; and

•	payment on any Review Date assumes that each index closing level on all earlier Review Dates was not greater than or equal to the Call Level.
There will be only one payment on the notes, whether automatically called or redeemed at maturity.  An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

	Index Level	Total	Total	Total	Total
	Appreciation/	Return at	Return at	Return at	Return at
Initial	Depreciation at	First	Second	Third	Final
Index Level	Review Date	Review Date	Review Date	Review Date	Review Date
1,980.00	80%	5.27%	10.54%	15.81%	21.08%
1,870.00	70%	5.27%	10.54%	15.81%	21.08%
1,760.00	60%	5.27%	10.54%	15.81%	21.08%
1,650.00	50%	5.27%	10.54%	15.81%	21.08%
1,540.00	40%	5.27%	10.54%	15.81%	21.08%
1,430.00	30%	5.27%	10.54%	15.81%	21.08%
1,320.00	20%	5.27%	10.54%	15.81%	21.08%
1,210.00	10%	5.27%	10.54%	15.81%	21.08%
1,100.00	0%	5.27%	10.54%	15.81%	21.08%
1,098.90	-0.1%	5.27%	N/A	N/A	0.00%
1,045.00	-5.0%	5.27%	N/A	N/A	0.00%
990.00	-10%	5.27%	N/A	N/A	0.00%
935.00	-15%	N/A	N/A	N/A	-5.56%
880.00	-20%	N/A	N/A	N/A	-11.11%
770.00	-30%	N/A	N/A	N/A	-22.22%
660.00	-40%	N/A	N/A	N/A	-33.33%
550.00	-50%	N/A	N/A	N/A	-44.44%
440.00	-60%	N/A	N/A	N/A	-55.56%
330.00	-70%	N/A	N/A	N/A	-66.67%
220.00	-80%	N/A	N/A	N/A	-77.78%
110.00	-90%	N/A	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,100 to an index closing level of 1,210 on the first Review Date.  Because the index closing level on the first Review Date of 1,210 is greater than the Call Level of 990, the notes are automatically called, and the investor receives a single payment of $1,052.70 per $1,000 principal amount note.  There will be no further payments on the notes.

Example 2: The level of the Index decreases from the Initial Index Level of 1,100 to an index closing level of 880 on the first Review Date, 1,045 on the second Review Date, 1,000 on the third Review Date and 990 on the final Review Date.  Because (a) the index closing level on each of the Review Dates (880, 1,045, 1,000 and 990) is less than the corresponding Call Levels of 990 on the first Review Date and 1,100 on the second, third and final Review Dates, the notes are not called, and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the Payment at Maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 1,100 to an index closing level of 935 on the first Review Date, 990 on the second Review Date, 900 on the third Review Date and 880 on the final Review Date.  Because (a) the index closing level on each of the Review Dates (935, 990, 900 and 880) is less than the corresponding Call Levels of 990 on the first Review Date and 1,100 on the second, third and final Review Dates, the notes are not called, and (b) the Ending Index Level has declined by more than 10% from the Initial Index Level, the investor will receive a payment that is less than the principal amount for each $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

•
STEP-UP APPRECIATION POTENTIAL – If the index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) at least 5.27%* x $1,000 if called on the first Review Date; (ii) at least 10.54%* x $1,000 if called on the second Review Date; (iii) at least 15.81%* x $1,000 if called on the third Review Date; or (iv) at least 21.08%* x $1,000 if called on the final Review Date.  Because the notes are our senior unsecured obligations, the payment of any amount, whether upon an automatic call or at maturity, is subject to our ability to pay our obligations as they become due.

*The actual call premiums applicable to the Review Dates above will be determined on the pricing date but will not be less than 5.27%, 10.54%, 15.81% and 21.08%, respectively.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE – While the original term of the notes is approximately two years, the notes will be called before maturity if the index closing level is at or above the Call Level on any Review Date and you will be entitled to the applicable payment corresponding to that Review Date as set forth on the cover of these preliminary terms.

•
LIMITED PROTECTION AGAINST LOSS – If the notes are not called and the Ending Index Level declines by less than or equal to 10% from the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity.  If the Ending Index Level declines by more than 10% from the Initial Index Level, for every 1% that the Index declines beyond 10% of the Initial Index Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.

•
DIVERSIFICATION OF THE S&P 500® INDEX – The return on the notes is linked to the S&P 500® Index. The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of the accompanying prospectus supplement for review notes.

•
CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for review notes, which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for review notes, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, and short-term capital gain or loss otherwise. The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. The risk that buffered notes would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other equity-linked notes that do not provide for the return of principal. On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for review notes.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL– If the notes are not called and the Ending Index Level declines by more than 10% from the Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level from the Initial Index Level beyond the 10% Buffer.  Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
LIMITED RETURN ON THE NOTES – Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of these preliminary terms, regardless of the appreciation in the Index, which may be significantly greater than the applicable call premium.  Because the index closing level at various times during the term of the notes could be higher than the index closing levels on the Review Dates and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity, as the case may be, than you would if you had invested directly in the Index.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment on any Review Date or at maturity described in these preliminary terms is based on the full stated principal amount of your notes, the original issue price of the notes includes the agents’ commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale of the notes prior to the Maturity Date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold the notes to maturity.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the index closing level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the notes;

•	the dividend rates on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

•
THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the pricing date and on the Review Dates could affect the value of the Index in a way that may decrease the possibility of your notes being automatically called or may reduce the amount you will receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly index closing levels from January 1, 2005 through September 3, 2010.  The index closing level on September 3, 2010 was 1,104.51.  We obtained the index closing levels below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The price source for determining the index closing level on each of the Review Dates will be the Bloomberg page “SPX” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the index closing level on any Review Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index

License Agreements

License Agreement between S&P and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500® Index” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in Annex A of the accompanying prospectus supplement for review notes.

Benefit Plan Investor Considerations

Your purchase of a note in  a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for review notes.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the notes and will receive a fee from the issuer that will not exceed $15 per $1,000 principal amount note.